January 13, 2009
VIA EDGAR
United States Securities and Exchange Commission
Division of Corporation Finance
Mail Stop 3720
Washington, DC 20549
Attention: Kathleen Krebs

Re:	infoGROUP Inc. Form 10-K for the Year ended December 31, 2007 File No. 000-19598 Filed August 8, 2008
Dear Ms. Krebs:
On January 5, 2009, we received your comment letter to Bill Fairfield regarding our company’s Form 10-K filed for the year ended December 31, 2007. While your request presents some standard inquiries from the Commission, our present situation makes it difficult to respond in a timely fashion. As a result of the settlement of a derivative action, in the last several months the Company has replaced the CEO, the CFO and the General Counsel. As General Counsel, I have been on the job for just four weeks.
In addition, the part of your comments that relates to the Special Litigation Committee will require us to involve the Committee’s outside counsel. The Company spent many millions of dollars in legal fees last year because of the derivative action, so rather than just turning the matter over to outside counsel, we want to work with them to reduce the costs.
We are therefore requesting an extension to respond until February 6, 2009. I would appreciate it if you would confirm to us that our proposed response date is acceptable to you.
If you would like to discuss this with me, please contact me at (402) 593-4543.
Sincerely,
Thomas McCusker
Executive Vice President for Business Conduct & General Counsel